Navios Maritime Holdings Inc.
Announces
Program for Early Exercise of Warrants
to
Purchase Common Stock

PIRAEUS, Greece, December 28, 2006 /PRNewswire — FirstCall/ — Navios Maritime Holdings Inc. (‘‘Navios’’) (Nasdaq: BULK, BULKU, BULKW), a vertically integrated global shipping company specializing in the dry-bulk shipping industry, announced today that the Company is offering the holders of all 49,571,720 outstanding, publicly traded warrants (‘‘Warrants’’) the opportunity, for a limited time, to acquire shares of common stock.

Navios is modifying the terms of the Warrants to (1) temporarily increase the number of shares of Common Stock to be received upon exercise of a Warrant from one share to 1.16 per share in consideration of $5.00 and (2) permit the exercise of a Warrant such that the Holder will receive one share of Common Stock in exchange for every 5.25 Warrants surrendered. Warrant holders may use one or both methods in exercising the warrants for Common Stock.

The offer will commence on Thursday, December 28, 2006, at 4:01 p.m., New York City time, and continue for a period of twenty (20) business days, expiring on Friday, January 26, 2007 at 5:00 p.m., New York City time (the ‘‘Offer Period’’). Upon termination of the offer, the original terms of the Warrants will be reinstituted and the Warrants will expire according to their terms on December 9, 2008. This expiration could be accelerated by a redemption as outlined in Navios’ filings with the SEC related to the original issuance of the Warrants.

‘‘The purpose of the offer is to raise additional capital and reduce the number of Warrants outstanding,’’ said Angeliki Frangou, Chairman and CEO of Navios. ‘‘We believe that we have crafted a program that is attractive to our Warrant holders and hope that the program results in a substantial number of Warrants being exercised.’’

The terms and conditions of the offer are as set forth in the documentation distributed to record holders of Navios warrants (NASDAQ: BULKW) as of December 28, 2006. One of the conditions to closing will be that at least 50% of the outstanding warrants participate in this offer.

A copy of the offering document relating to the offer may be obtained from Morrow & Co., the Information Agent for the offering. Morrow’s telephone number for bankers and brokers is (203) 658-9400 and for all other security holders is (800) 607-0088. Please contact the Information Agent with any questions regarding the offering.

The foregoing reference to the offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Navios or any of its subsidiaries.

Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the offer as they contain important information: (1) the registration statement on Form F-3; and (2) the Schedule TO. These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above.

About Navios Maritime Holdings Inc.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay. Navios’ stock is listed in the NASDAQ’s National Market System where its Common Shares, Units and Warrants trade under the symbols ‘‘BULK’’, ‘‘BULKU’’, ‘‘BULKW’’, respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact:
Navios Maritime Holding Inc.
Investor Relations
212-279-8820
investors@navios.com